**PANNONPLAST** INDUSTRIES PLC.

Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (
drfeher@
www.pan



03050955

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

SUPPL

Budapest, 31st, March, 2003

**Re: Pannonplast Rt. (the "Company") - File No. 82-4548**

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,





***Dr. Erzsébet Fehér***



Enclosure

File No. 82-4548

**Announcement of Pannonplast Industries Plc.**

On March 21, 2003 Pannonplast published its announcement regarding the convocation of the AGM. Upon shareholder request the items on the agenda will be completed as follows:

8. Recall of the members of the BOD
9. Election of the new members of the BOD and determination of their remuneration
10. Recall of the members of the Supervisory Board
11. Election of the new members of the Supervisory Board and determination of their remuneration

Budapest, March 31, 2003

The Board of Directors of Pannonplast Plc.